UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of February 2004

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________










SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


SPIRENT PLC



2. Name of shareholder having a major interest


LEGAL & GENERAL GROUP PLC



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


SHAREHOLDER IN 2 ABOVE



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Registered Holder                         Account              Holding

HSBC GLOBAL CUSTODY NOMINEE (UK) LTD      914945               361,104
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD      775245             3,911,640
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD      357206            23,579,307
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD      866203             1,320,000
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD      360509             1,304,014
                                          TOTAL             30,476,065



5. Number of shares / amount of stock acquired


UNKNOWN



6. Percentage of issued class


UNKNOWN



7. Number of shares / amount of stock disposed


N/A



8. Percentage of issued class


N/A



9. Class of security


ORDINARY SHARES OF 3.3333 PENCE EACH



10. Date of transaction


02 FEBRUARY 2004



11. Date company informed


05 FEBRUARY 2004



12. Total holding following this notification


30,476,065



13. Total percentage holding of issued class following this notification


3.21%



14. Any additional information


NOTIFICATION IN ACCORDANCE WITH S. 198-202 COMPANIES ACT 1985 THAT THE SHAREHOLDER IN 2 ABOVE NOW HAS A NOTIFIABLE INTEREST. NOTIFICATION FOLLOWS AN INCREASE OF 3,030,060 ORDINARY SHARES AS REPORTED BY THE SHAREHOLDER.


15. Name of contact and telephone number for queries


LUKE THOMAS - 01293 767658



16. Name and signature of authorised company official responsible for making this notification


LUKE THOMAS - DEPUTY COMPANY SECRETARY



Date of notification


05 FEBRUARY 2004



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date  05 February 2004                         By   ____/s/ Luke Thomas____

                                                    (Signature)*